Filed pursuant to Rule 424(b)(3)

File No. 333-263434

File No. 333-263438

File No. 333-263448

File No. 333-263329

File No. 333-263450

File No. 333-256339

TEUCRIUM CORN FUND

TEUCRIUM SUGAR FUND

TEUCRIUM SOYBEAN FUND

TEUCRIUM WHEAT FUND

TEUCRIUM AGRICULTURAL FUND

HASHDEX BITCOIN FUTURES ETF

Supplement dated July 18, 2023

to

Prospectuses dated April 28, 2023

This supplement updates the prospectuses dated April 28, 2023, of the Teucrium Corn Fund, Teucrium Sugar Fund, Teucrium Soybean Fund, Teucrium Wheat Fund, Teucrium Agricultural Fund and Hashdex Bitcoin Futures ETF with the following information. It should be read in its entirety and kept together with your prospectus(es) for future reference.

Legal Matters. The following information replaces the “Litigation and Claims” section in each prospectus that appears under the caption “Legal Matters.”

Litigation and Claims

On September 13, 2018, Barbara Riker, the then-current Chief Financial Officer, Chief Accounting Officer and Chief Compliance Officer of Teucrium Trading, LLC (“Teucrium,” the “Sponsor” or the “Company”), resigned from each of her positions.  Ms. Riker was replaced by Cory Mullen-Rusin.  On September 17, 2018, Dale Riker, the then-current Chief Executive Officer (“CEO”) of the Sponsor, was removed from his position.  He was replaced by Sal Gilbertie.  After Mr. Riker was removed as CEO, he pursued a books and records action against Teucrium in the Delaware Court of Chancery, which resulted in a final judgment on May 19, 2020, following a one-day trial.

Mr. Riker later decided to pursue litigation, and on November 24, 2020, he provided Teucrium with a draft complaint that he threatened to file (purportedly because of an order in the books and records action governing the disclosure), and subsequently did file, in New York Supreme Court.  See Dale Riker v. Sal Gilbertie, et al., No. 656794-2020 (N.Y. Sup. Ct.).  On November 30, 2020, certain officers and members of the Sponsor, along with the Sponsor, filed a Verified Complaint (as amended through the Amended Verified Complaint filed on February 18, 2021) (the “Gilbertie complaint”) in the Delaware Court of Chancery, C.A. No. 2020-1018-LWW (the “Gilbertie case”).  The Gilbertie complaint responded to and addressed certain allegations that Mr. Riker had made in his draft complaint.  The Gilbertie complaint asserted various claims against Mr. and Ms. Riker.

On December 7, 2020, Mr. Riker filed his New York complaint.  On April 22, 2021, the Supreme Court of the State of New York, New York County dismissed Mr. Riker’s case without prejudice to the case being refiled after the conclusion of the Gilbertie case in Delaware Court of Chancery.  See Dale Riker, et al. v. Teucrium Trading, LLC et al, Decision + Order on Motions, No. 6567943-2020 (N.Y. Sup. Ct.) (Apr. 22, 2021).

On June 29, 2021, Mr. Riker, individually and derivatively on behalf of the Sponsor and Ms. Riker, filed a new suit in the Delaware Court of Chancery against the Sponsor’s officers and certain of the Sponsor’s members. See Dale Riker v. Salvatore Gilbertie et al., C.A. No. 2021-0561-LWW (the “Riker case”).  The Rikers’ complaint was similar, but not identical, to the complaint Mr. Riker had earlier filed in New York, and which had earlier been dismissed by the New York Court.  The Court ordered Mr. Riker’s newly filed Delaware action consolidated with the Gilbertie case, and thus the Rikers eventually refiled their remaining claims as counterclaims in the Gilbertie case.

Following various motions, five counts from the Gilbertie complaint and two of the Rikers’ counterclaims remain in the Gilbertie case.  The first remaining count from the Gilbertie case is a claim brought by Teucrium against Ms. Riker for an alleged breach of her separation agreement that she entered into after resigning from Teucrium.  The second count is a claim brought against Mr. Riker for tortious interference with Ms. Riker’s separation agreement. The third count is a claim brought against Ms. Riker seeking a declaration that the releases in her separation agreement are null and void. The fourth count is a claim brought against Mr. Riker for breach of Teucrium’s amended and restated limited liability agreement (the “Operating Agreement”). The fifth count is a claim brought against Mr. Riker for breach of fiduciary duty. The first of the Rikers’ remaining counterclaims is a claim by Mr. Riker against Messrs. Gilbertie and Miller alleging that his removal breached the Operating Agreement.  The second remaining counterclaim, which Mr. Riker brought against Mr. Gilbertie, seeks specific performance of an alleged oral agreement for Mr. Gilbertie to purchase Mr. Riker’s equity in Teucrium.

In August of 2022, both Dale and Barbara Riker demanded advancement of their legal fees and costs related to the litigation, by virtue of their status as former officers of the Company and Dale Riker’s status as a member. The Company denied the demand as to Barbara Riker. As to Dale Riker, the Company informed his counsel that it was willing to advance some of the fees and costs, but not the full amount of $1,056,402.50 in specific fees and costs that he had demanded to date. On October 24, 2022, the Company advanced $127,163.30. On November 15, 2022, Dale Riker and Barbara Riker filed a verified complaint captioned “Dale Riker and Barbara Riker v. Teucrium Trading, LLC,” C.A. No. 2022-1030-LWW, to obtain advancement of legal fees and costs in connection with the Gilbertie case. Teucrium filed a motion making arguments concerning the requested advancement.

Following briefing and a hearing, on June 13, 2023, the Court of Chancery ruled that the Rikers are entitled to advancement. As a result of that ruling, the Rikers submitted a demand for payment of their fees and costs for the advancement action, totaling $380,152.84. Teucrium has paid $214,997.81 and objected to the balance. In addition to the advancement amount of $1,056,402.50 noted above that the Rikers demanded in 2022, the Rikers have demanded an additional advancement amount of $290,529.80 for work on the Gilbertie case since that demand, as well as an additional demand for approximately $90,000. Teucrium is reviewing those demands.

On June 23, 2023, Teucrium asked the Court to permit an appeal of the advancement ruling to the Delaware Supreme Court.  See Application for Certification of an Interlocutory Appeal, C.A. 2022-1030-LWW.  The Rikers opposed the request.  On July 7, 2023, the Court denied Teucrium’s request for interlocutory appeal, finding that the costs of an interlocutory appeal, including the drain on judicial resources from adjudicating piecemeal appeals, would outweigh any benefits.  See June 13, 2023 Transcript Ruling and June 13, 2023 Order of the Court of Chancery of the State of Delaware, C.A. No. 2022-1030-LWW. Teucrium subsequently petitioned the Delaware Supreme Court directly to accept an appeal from the ruling of the Court of Chancery.  See Amended Notice of Appeal from Interlocutory Order, C.A. No. 2022-1030-LWW.

On June 22, 2023, Messrs. Gilbertie, Kahler and Miller, Ms. Mullen-Rusin and Teucrium, the plaintiffs in the Gilbertie case, filed a motion asking the Court of Chancery to allow them to voluntarily dismiss all of the plaintiffs’ remaining claims in the litigation. See Plaintiffs’ Motion To Grant Voluntary Dismissal of Claims with Prejudice, C.A. 2022-1030-LWW.  On July 7, 2023 the Rikers filed a response, arguing that any dismissal should be conditioned as follows. First, any dismissal should reflect that the Rikers have been wholly successful on the merits, which the Rikers believe could streamline their ultimate indemnification request under Teucrium’s Operating Agreement.  Second, Teucrium and the other named plaintiffs in the litigation should be required to pay the advancement amounts that the Rikers assert they are owed, from November 30, 2020 to date.  Third, the Rikers assert that dismissal of all claims against the Rikers will cause Mr. Riker to incur additional fees and expenses in connection with his continuing to prosecute his counterclaims (which would remain after dismissal of all claims against the Rikers) and delay discovery in connection with those counterclaims.  Accordingly, the Rikers argue, any dismissal should therefore be conditioned on each of the plaintiffs in the Gilbertie case, jointly and severally, paying the Rikers’ attorneys’ fees and expenses (separate and apart from Teucrium’s advancement obligations) for the additional costs the dismissal will cause with respect to continued litigation of the Rikers’ counterclaims.

Except as described above, within the past 10 years of the date of this report, there have been no material administrative, civil or criminal actions against the Sponsor or the Trust, or any principal or affiliate of any of them. This includes any actions pending, on appeal, concluded, threatened, or otherwise known to them.